[Letterhead of Impac Mortgage Holdings, Inc.]

February 3, 2005

Via EDGAR and Facsimile (202) 942-9635

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Ms. Karen J. Garnett, Assistant Director,
Division of Corporation Finance

Re:	Impac Mortgage Holdings, Inc.
Registration Statement on Form S-3
File No. 333-121562
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Impac Mortgage Holdings, Inc., a Maryland corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective under the Securities Act at 5:00 p.m., Eastern Standard Time, on Monday, February 7, 2005, or as soon as practicable thereafter.

Additionally, the Registrant hereby acknowledges the following:

(i)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Ms. Karen J. Garnett

February 3, 2005

(iii)	The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard J. Johnson
Richard J. Johnson
Executive Vice President and
Chief Financial Officer

cc:	Jeffrey A. Shady, SEC, Division of Corporation Finance (Via Fax: 202-942-9635)
Ronald M. Morrison
Thomas J. Poletti
Katherine J. Blair